

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

May 13, 2020

Christopher Taft
Senior Vice President and Corporate Controller
Nielsen Holdings plc
85 Broad Street
New York, NY 10004

> **Re: Nielsen Holdings plc**
> **Form 10-K for the Fiscal Year Ended December 31, 2019**
> **File No. 001-35042**

Dear Mr. Taft:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Trade & Services